Exhibit 99.1

News release

Cenovus announces first-quarter 2026 results

Calgary, Alberta (May 6, 2026) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) today announced its first-quarter 2026 financial and operating results. In the quarter, the company generated approximately $3.4 billion of adjusted funds flow and $2.2 billion of free funds flow. Operating results in the quarter included Upstream production of 972,100 barrels of oil equivalent per day (BOE/d)1 and Downstream crude throughput of 458,500 barrels per day (bbls/d), representing an overall crude unit utilization rate of 97%.

The Board of Directors has approved a 10% increase in the quarterly base dividend to $0.22 per share, beginning in the second quarter of 2026. Consistent with Cenovus’s financial framework, the base dividend is underpinned by its growth plan and resilience at a US$45 West Texas Intermediate crude oil price.

Highlights

•Reached highest ever quarterly Upstream production of 972,100 BOE/d, an increase of 54,200 BOE/d or 6% from Q4 2025 and 153,200 BOE/d or 19% from Q1 2025.
•Accelerated the redevelopment well program at Christina Lake North. The first of 40 redevelopment wells was drilled in March with first oil processed in April.
•Increased Offshore production to 75,400 BOE/d in Q1 2026, an increase of 4,500 BOE/d or 6% from Q4 2025. With the West White Rose project now complete and drilling operations underway, first oil is expected in Q3 2026.
•Achieved a Downstream utilization rate of 97%, with crude throughput of 458,500 bbls/d. U.S. Refining adjusted market capture2 of 114% contributed to total Downstream operating margin3 of $734 million, including a $457 million inventory holding gain.
•Returned $1.0 billion to shareholders in the first quarter, including $379 million through common and preferred share dividends, $356 million through common share repurchases and $300 million in preferred share redemptions.

“Our people continued to deliver exceptional operating and financial results. From record Upstream production to seamless project execution and robust Downstream performance, the entire suite of integrated assets contributed to a terrific quarterly result,” said Jon McKenzie, Cenovus President & Chief Executive Officer. “Our focus remains squarely on safety and disciplined execution of our ambitious business plan.”

Financial summary

($ millions, except per share amounts)	2026 Q1	2025 Q4	2025 Q1
Cash from (used in) operating activities	2,181	2,408	1,315
Adjusted funds flow[2]	3,377	2,674	2,212
Per share (diluted)[2]	1.80	1.46	1.21
Capital investment	1,170	1,360	1,229
Free funds flow[2]	2,207	1,314	983
Excess free funds flow[2]	1,723	(1,597)	373
Net earnings (loss)	1,570	934	859
Per share (diluted)	0.83	0.50	0.47
Long-term debt, including current portion	10,633	11,032	7,524
Net debt	8,058	8,292	5,079

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Production and throughput

(before royalties, net to Cenovus)	2026 Q1	2025 Q4	2025 Q1
Oil and NGLs (bbls/d)[1]	830,100	774,500	670,900
Conventional natural gas (MMcf/d)[1]	852.0	860.4	887.9
Total Upstream production (BOE/d)[1]	972,100	917,900	818,900
Total Downstream crude throughput (bbls/d)[1]	458,500	465,500	665,400
1 See Advisory for production by product type and by reporting segment.
2 Non-GAAP financial measure or contains a non-GAAP financial measure. See Advisory.
3Specified financial measure. See Advisory.

First-quarter results

Operating1

Cenovus’s total revenues were $12.4 billion in the first quarter, up from $10.9 billion in the fourth quarter of 2025. Upstream revenues were $9.4 billion, an increase from $7.6 billion in the prior quarter, while Downstream revenues were $5.6 billion, an increase from $5.3 billion in the prior quarter.

Total operating margin4 was $4.4 billion, compared with $2.8 billion in the prior quarter. Upstream operating margin5 was $3.7 billion, up from $2.6 billion in the prior quarter, as a result of higher benchmark oil prices and increased production. Downstream operating margin was $734 million, an increase from $149 million in the prior quarter, reflecting increased refined product prices and strong seasonal market capture. Operating margin in the U.S. Refining segment was $533 million, which included a $457 million inventory holding gain.

Total Upstream production was 972,100 BOE/d in the first quarter, up from 917,900 BOE/d in the fourth quarter of 2025. Christina Lake production was 358,900 bbls/d compared with 308,900 bbls/d in the prior quarter, as a result of the acquisition of MEG Energy Corp. (MEG) and strong well pad performance at Narrows Lake. Foster Creek production was 223,000 bbls/d, up from 220,100 bbls/d in the prior quarter, and Sunrise production was 59,400 bbls/d, similar to the fourth quarter.

Production from the Lloydminster thermal assets was 102,300 bbls/d compared with 106,900 bbls/d in the fourth quarter of 2025, reflecting the disposition of Vawn in December. Lloydminster conventional heavy oil output was 29,000 bbls/d, compared with 28,100 bbls/d in the prior quarter.

Production in the Conventional segment was 121,700 BOE/d, an increase from 120,400 BOE/d in the prior quarter.

In the Offshore segment, production was 75,400 BOE/d compared with 70,900 BOE/d in the fourth quarter of 2025. In Asia Pacific, production was 57,100 BOE/d, compared with 54,000 BOE/d in the prior quarter, and in the Atlantic region production was 18,300 bbls/d, up from 16,900 bbls/d in the prior quarter.

Total Downstream crude throughput in the first quarter was 458,500 bbls/d. Crude throughput in Canadian Refining was 115,300 bbls/d, representing a utilization rate of 107%, compared with 112,900 bbls/d in the prior quarter.

In U.S. Refining, crude throughput was 343,200 bbls/d, compared with 352,600 bbls/d in the fourth quarter of 2025. First-quarter crude throughput represents a crude unit utilization rate of 94%. U.S. Refining revenues were $4.2 billion, in line with the prior quarter. Adjusted market capture in U.S.

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Refining was 114%, compared with 106% in the prior quarter, as a result of strong distillate cracks, widening heavy crude differentials and favourable secondary product pricing.

4Non-GAAP financial measure. Total operating margin is the total of Upstream operating margin plus Downstream operating margin. See Advisory.
5Specified financial measure. See Advisory.

Financial

Cash from operating activities in the first quarter declined to approximately $2.2 billion from $2.4 billion in the fourth quarter of 2025. Adjusted funds flow was $3.4 billion, compared with $2.7 billion in the prior quarter, and excess free funds flow was $1.7 billion, compared with a shortfall of $1.6 billion in the prior quarter as a result of the completion of the MEG acquisition. Net earnings increased to $1.6 billion from $934 million in the prior quarter. First-quarter financial results were driven by increases in benchmark crude oil prices, Upstream production and refined product pricing.

Long-term debt, including the current portion, was $10.6 billion as at March 31, 2026. Net debt was $8.1 billion as at March 31, 2026, a modest decrease from the prior quarter, as a result of strong financial results, partially offset by the redemption of all $300 million of Cenovus’s Series 1 and Series 2 preferred shares on March 31, 2026, and a $1.1 billion increase in non-cash working capital. The company continues to steward toward a long-term net debt target of $4.0 billion.

Growth projects

The Christina Lake North expansion project, which will increase production volumes by approximately 40,000 bbls/d by 2028, continued to progress in the first quarter. Production from the 40-well redevelopment program is expected to ramp up in the second half of 2026 and installation of the first new steam generator is ahead of schedule and expected to be brought online before year-end. At Foster Creek, the Amine Claus project was mechanically complete within the quarter and commissioning work is underway. At Sunrise, the first of four new well pads on the east development area began producing in April. A second pad is expected to come online later in 2026 as production continues to ramp up towards 70,000 bbls/d by 2028.

At West White Rose, commissioning and testing of the platform was completed, and drilling operations have commenced. First oil is now anticipated in the third quarter of 2026.

Sale of Canadian commercial fuels business

Cenovus entered into agreements to sell its Canadian commercial fuels business, which includes travel centres, cardlocks, retail sites and bulk plants. Total expected cash proceeds from the sales are $275 million. The transactions are expected to close in the second half of 2026, subject to approval under the Competition Act (Canada) and other customary closing conditions. TD Securities acted as exclusive financial advisor on the transactions.

Sustainability

Today, Cenovus released its 2025 Corporate Social Responsibility report, illustrating the company’s progress and performance related to safety, Indigenous reconciliation, and acceptance and belonging as well as its approach to governance. The report is available on the company's website at cenovus.com.

The report highlights how Cenovus advanced several major initiatives that strengthened competitiveness in 2025 and continued to position the company for long-term success, supporting both business performance and sustainability efforts. Cenovus delivered top-quartile process safety

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performance, reached a record $860 million in Indigenous business spend in 2025 and refreshed its social commitments with clear, measurable ambitions and defined strategic actions.

The company is actively engaged with the governments of Alberta and Canada in 2026 to advance the shared goals of expanding the energy sector, increasing and diversifying market access and reducing emissions while maintaining global competitiveness for the oil sands industry.

“We have an unprecedented opportunity to produce more oil to meet global demand, and by doing so we will strengthen Canada’s economy,” McKenzie said. “Now is the time to create the conditions so industry can be globally competitive and Canada can take advantage of this moment.”

Dividend declarations and share purchases

The Board of Directors has declared a quarterly base dividend of $0.22 per common share, payable on June 30, 2026, to shareholders of record as of June 15, 2026.

All dividends paid on Cenovus’s common shares will be designated as “eligible dividends” for Canadian federal income tax purposes. Declaration of dividends is at the sole discretion of the Board and will continue to be evaluated on a quarterly basis.

In the first quarter, the company returned $1.0 billion to shareholders, composed of $356 million from its purchase of 11.5 million common shares through its normal course issuer bid, $379 million through common and preferred share dividends and $300 million through the redemption of Cenovus’s Series 1 and Series 2 preferred shares. With the redemptions, Cenovus no longer has preferred shares within its capital structure.

2026 planned maintenance

The following table provides details on planned maintenance activities at Cenovus assets in 2026 and anticipated production or throughput impacts.

Potential quarterly production/throughput impact (Mbbls/d or MBOE/d)

(MBOE/d or Mbbls/d)	Q2	Q3	Q4	Annual impact
Upstream
Oil Sands	5 - 9	23 - 28	2 - 4	8 - 10
Offshore	-	-	-	-
Conventional	-	-	-	-
Downstream
Canadian Refining	10 - 15	-	-	2 - 4
U.S. Refining	-	35 - 45	40 - 50	20 - 26

Conference call today

Cenovus will host a conference call today, May 6, 2026, starting at 9 a.m. MT (11 a.m. ET).

For analysts wanting to join the call, please register in advance.

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To participate in the conference call, complete the online registration form in advance of the call start time. Once registered, you will receive a unique PIN to access the call by phone. You can either dial into the conference call using the unique PIN or select the "Call Me" option to receive an automated call.

A live audio webcast of the conference call will also be available and will remain archived for approximately 30 days.

Cenovus will also host its Annual Meeting of Shareholders today, May 6, 2026, in a virtual format beginning at 11 a.m. MT (1 p.m. ET). The webcast link to the Shareholders Meeting is available under Shareholder information in the Investors section of cenovus.com.

Advisory

Basis of Presentation

Cenovus reports financial results in Canadian dollars and presents production volumes on a net to Cenovus before royalties basis, unless otherwise stated. Cenovus prepares its financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (the IFRS Accounting Standards).

Barrels of Oil Equivalent

Natural gas volumes have been converted to BOE on the basis of six thousand cubic feet (Mcf) to one barrel (bbl). BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil compared with natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is not an accurate reflection of value.

Product types

Product type by reporting segment	Three months ended March 31, 2026
Oil Sands
Bitumen (Mbbls/d)	743.6
Heavy crude oil (Mbbls/d)	29.0
Conventional natural gas (MMcf/d)	14.4
Total Oil Sands segment production (MBOE/d)	775.0
Conventional
Light crude oil (Mbbls/d)	6.0
Natural gas liquids (Mbbls/d)	22.9
Conventional natural gas (MMcf/d)	556.4
Total Conventional segment production (MBOE/d)	121.7
Offshore
Light crude oil (Mbbls/d)	18.3
Natural gas liquids (Mbbls/d)	10.3
Conventional natural gas (MMcf/d)	281.2
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Total Offshore segment production (MBOE/d)	75.4
Total Upstream production (MBOE/d)	972.1

Forward‐looking Information

This news release contains certain forward‐looking statements and forward‐looking information (collectively referred to as “forward‐looking information”) within the meaning of applicable securities legislation about Cenovus’s current expectations, estimates and projections about the future of the company, based on certain assumptions made in light of the company’s experiences and perceptions of historical trends. Although Cenovus believes that the expectations represented by such forward‐looking information are reasonable, there can be no assurance that such expectations will prove to be correct.
Forward‐looking information in this document is identified by words such as “anticipate”, “continue”, “deliver”, “expect”, “payable”, “plan”, “progress”, “steward”, and “will” or similar expressions and includes suggestions of future outcomes, including, but not limited to, statements about: focus on safety and disciplined execution of our business plan; stewarding towards our long-term net debt target; progressing the Foster Creek Amine Claus project; Christina Lake North expansion project progress; ramp-up of production growth at Sunrise; timing of first oil from the West White Rose project; timing of closing of and expected proceeds from the sale of the Canadian commercial fuels business; 2026 planned maintenance and production/throughput impacts; and future dividend payments.

Developing forward‐looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The factors or assumptions on which the forward‐looking information in this news release are based include, but are not limited to the assumptions inherent in Cenovus’s 2026 corporate guidance available on cenovus.com.

The risk factors and uncertainties that could cause actual results to differ materially from the forward‐looking information in this news release include, but are not limited to: changes to general economic, market and business conditions; the accuracy of estimates regarding commodity production and operating expenses, inflation, taxes, royalties, capital costs and currency and interest rates; risks inherent in the operation of Cenovus’s business; and risks associated with climate change and Cenovus’s assumptions relating thereto and other risks identified under “Risk Management and Risk Factors” and “Advisory” in Cenovus’s Management’s Discussion and Analysis (MD&A) for the year ended December 31, 2025.

Except as required by applicable securities laws, Cenovus disclaims any intention or obligation to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward‐looking information. For additional information regarding Cenovus’s material risk factors, the assumptions made, and risks and uncertainties which could cause actual results to differ from the anticipated results, refer to “Risk Management and Risk Factors” and “Advisory” in Cenovus’s MD&A for the periods ended December 31, 2025 and March 31, 2026 and to the risk factors, assumptions and uncertainties described in other documents Cenovus files from time to time with securities regulatory authorities in Canada (available on SEDAR+ at sedarplus.ca, on EDGAR at sec.gov and Cenovus’s website at cenovus.com).

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Specified Financial Measures

This news release contains references to certain specified financial measures that do not have standardized meanings prescribed by IFRS Accounting Standards. Readers should not consider these measures in isolation or as a substitute for analysis of the company’s results as reported under IFRS Accounting Standards. These measures are defined differently by different companies and, therefore, might not be comparable to similar measures presented by other issuers. For information on the composition of these measures, as well as an explanation of how the company uses these measures, refer to the Specified Financial Measures Advisory located in Cenovus’s MD&A for the periods ended December 31, 2025 and March 31, 2026 (available on SEDAR+ at sedarplus.ca, on EDGAR at sec.gov and on Cenovus's website at cenovus.com), which is incorporated by reference into this news release.

Upstream Operating Margin and Downstream Operating Margin

Upstream Operating Margin and Downstream Operating Margin, and the individual components thereof, are included in Note 1 of the interim Consolidated Financial Statements.

Total Operating Margin

Total Operating Margin is the total of Upstream Operating Margin plus Downstream Operating Margin.

	Upstream (6)			Downstream (6)			Total
($ millions)	Q1 2026	Q4 2025	Q1 2025	Q1 2026	Q4 2025	Q1 2025	Q1 2026	Q4 2025	Q1 2025
Revenues
Gross Sales	10,370	8,287	9,252	5,627	5,314	7,705	15,997	13,601	16,957
Less: Royalties	(983)	(670)	(906)	—	—	—	(983)	(670)	(906)
	9,387	7,617	8,346	5,627	5,314	7,705	15,014	12,931	16,051
Expenses
Purchased Product	1,244	1,271	1,167	4,378	4,574	7,082	5,622	5,845	8,249
Transportation and Blending	3,375	2,832	3,247	—	—	—	3,375	2,832	3,247
Operating	1,047	893	893	526	591	854	1,573	1,484	1,747
Realized (Gain) Loss on Risk Management	13	(7)	(9)	(11)	—	6	2	(7)	(3)
Operating Margin	3,708	2,628	3,048	734	149	(237)	4,442	2,777	2,811
6 Found in Note 1 of the March 31, 2026, or the December 31, 2025, interim Consolidated Financial Statements.

Adjusted Funds Flow, Free Funds Flow and Excess Free Funds Flow

The following table provides a reconciliation of cash from (used in) operating activities found in Cenovus’s interim Consolidated Financial Statements to Adjusted Funds Flow, Free Funds Flow and Excess Free Funds Flow. Adjusted Funds Flow per Share – Basic and Adjusted Funds Flow per Share – Diluted are calculated by dividing Adjusted Funds Flow by the respective basic or diluted weighted average number of common shares outstanding during the period and may be useful to evaluate a company’s ability to generate cash.
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	Three Months Ended
($ millions)	March 31, 2026	December 31, 2025	March 31, 2025
Cash From (Used in) Operating Activities (7)	2,181	2,408	1,315
(Add) Deduct:
Settlement of Decommissioning Liabilities	(53)	(82)	(36)
Net Change in Non-Cash Working Capital	(1,143)	(184)	(861)
Adjusted Funds Flow	3,377	2,674	2,212
Capital Investment	1,170	1,360	1,229
Free Funds Flow	2,207	1,314	983
Add (Deduct):
Base Dividends Paid on Common Shares	(377)	(376)	(327)
Purchase of Common Shares under Employee Benefit Plan	(51)	(61)	(58)
Dividends Paid on Preferred Shares	(2)	(4)	(6)
Settlement of Decommissioning Liabilities	(53)	(82)	(36)
Principal Repayment of Leases	(90)	(84)	(83)
Acquisitions, Net of Cash Acquired	(10)	(3,430)	(100)
Acquisition of Ownership Interest in MEG (8)	—	(752)	—
Proceeds From Divestitures	99	1,878	—
Excess Free Funds Flow	1,723	(1,597)	373
7 Found in the March 31, 2026, or the December 31, 2025, interim Consolidated Financial Statements.
8Represents the acquired MEG common shares purchased prior to the closing of the MEG acquisition. For further information, refer to Note 3 of the December 31, 2025, interim Consolidated Financial Statements.

Adjusted Market Capture
Adjusted market capture contains a non-GAAP financial measure and is used in the company’s U.S. Refining segment to provide an indication of margin captured relative to what was available in the market based on widely-used benchmarks. Cenovus defines adjusted market capture as refining margin, net of holding gains and losses, divided by the weighted average 3-2-1 market benchmark crack, net of RINs, expressed as a percentage. The weighted average crack spread, net of RINs, is calculated on Cenovus’s operable capacity-weighted average of the Chicago and Group 3 3-2-1 benchmark market crack spreads, net of RINs.

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($ millions)	Three months ended March 31, 2026	Three months ended December 31, 2025
Revenues (9)	4,220	4,158
Purchased Product (9)	3,318	3,664
Gross Margin	902	494
Inventory Holding (Gain) Loss	(457)	134
Adjusted Gross Margin	445	628
Total Processed Inputs (Mbbls/d)	359.9	375.8
Adjusted Refining Margin ($/bbl)	13.74	18.17
Operable Capacity (Mbbls/d)	364.8	364.8
Operable Capacity by Regional Benchmark (percent)
Chicago 3-2-1 Crack Spread Weighting	88	88
Group 3 3-2-1 Crack Spread Weighting	12	12
Benchmark Prices and Exchange Rate
Chicago 3-2-1 Crack Spread (US$/bbl)	17.55	18.20
Group 3 3-2-1 Crack Spread (US$/bbl)	17.16	19.25
RINs (US$/bbl)	8.71	6.04
US$ per C$1 - Average	0.729	0.717
Weighted Average Crack Spread, Net of RINs ($/bbl)	12.06	17.14
Adjusted Market Capture (percent)	114	106
9 Found in Note 1 of the March 31, 2026, or the December 31, 2025, interim Consolidated Financial Statements.

Cenovus Energy Inc.

Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is committed to maximizing value by developing its assets in a safe, responsible and cost-efficient manner, integrating sustainability considerations into its business plans. Cenovus common shares are listed on the Toronto and New York stock exchanges. For more information, visit cenovus.com.

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Cenovus contacts

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